Exhibit 99.2

Spreadtrum Communications, Inc. Announces
Third Quarter 2012 Financial Results

SHANGHAI, November 8, 2012 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the third quarter ended September 30, 2012.

THIRD QUARTER 2012 FINANCIAL SUMMARY:

–	Total revenue increased 8.5% quarter-over-quarter and 1.7% year-over-year to US$187.9 million, exceeding the Company’s previously guided range of US$178 - US$186 million.

–	Gross profit was US$70.1 million compared to US$64.2 million in the previous quarter and US$77.2 million in 3Q11. Gross margin was 37.3% compared to 37.1% in the previous quarter and 41.8% in 3Q11.

–	Cash flows from operations were US$45.7 million, compared with US$16.8 million in the previous quarter and US$30.5 million in 3Q11.

–	GAAP net income was US$23.2 million, compared with US$21.0 million in the previous quarter and US$39.3 million in 3Q11.

–	GAAP net income per basic and diluted ADS was US$0.50 and US$0.44, respectively, an increase from US$0.45 and US$0.41 per basic and diluted ADS, respectively, in 2Q12 and a decrease from US$0.84 and US$0.75 per basic and diluted ADS, respectively, in 3Q11.

–	Non-GAAP net income was US$29.3 million, compared to US$29.6 million in 2Q12 and US$43.5 million in 3Q11. Non-GAAP net income per diluted ADS was US$0.56, a decrease from US$0.58 per diluted ADS in 2Q12 and US$0.83 per diluted ADS in 3Q11.

BUSINESS HIGHLIGHTS:

•	Exceeded top end of revenue guidance with accompanying improvement in gross margin;

•	Recognized sales of 11 million 1GHz TD-SCDMA & EDGE Android smartphone chipsets;

•	Qualified 40nm GPRS/GSM baseband with Samsung, now commercially shipping in Samsung 2.5G handsets starting in the fourth quarter;

Commenting on the results, Spreadtrum's Chairman and CEO, Dr. Leo Li said, “This quarter, we exceeded our revenue guidance as a result of very strong demand for our TD-SCDMA and EDGE smartphone chipsets. Our smartphone products are fueling the growth of a new ultra-low cost retail segment in China and in overseas markets, making smartphones more affordable and attractive to the first time smartphone buyer. We expect shipments to continue to grow in the fourth quarter.

“In the 2.5G segment, we have begun commercially shipping our 40nm SC6530 GPRS chipset to Samsung. In doing so, we are the first Asia-based baseband chipset provider to qualify GPRS/GSM baseband chipsets with a global first tier handset maker. This opens up a larger addressable market for our products and validates the maturity and quality of our solutions.

“Looking ahead to 4Q12, we expect revenue to be in the range of US$189 million to US$196 million, which is a sequential increase of 0.6% to 4.3%, with a flat gross margin relative to the third quarter. “This quarter we are expanding our product portfolio to include WCDMA chipsets, dual-core smartphone chipsets, and integrated connectivity which will help drive further growth in 2013.”

1

Exhibit 99.2

Further commenting on the 3Q12 financial results, Shannon Gao, Spreadtrum’s CFO added, “The strong ramp in smartphone products this quarter helped drive an increase in gross margin and we expect to see continuing improvement in product mix as smartphones scale in large volume in 2013. In Q4, we anticipate continuing increases in R&D spendings as we bring new products to market and expand our portfolio to new technologies. In the short term, we expect that our operating margin will remain stable.”

THIRD QUARTER 2012 FINANCIAL REVIEW:

Revenue

Revenue in 3Q12 totaled US$187.9 million, up from US$173.1 million in 2Q12 and from US$184.8 million in 3Q11.

In 3Q12, smartphone products accounted for 37% of chipset revenue, and feature phone and other products accounted for 63% of chipset revenue.

Gross Profit and Margin

Gross profit for the quarter was US$70.1 million, up 9.1% from US$64.2 million in 2Q12 and down 9.2% from US$77.2 million in 3Q11. Gross margin for the quarter was 37.3%, up from 37.1% in 2Q12 and down from 41.8% in 3Q11. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 37.4%, up from 37.2% in 2Q12 and down from 41.9% in 3Q11.

Cost of revenue in 3Q12 totaled US$117.8 million, an increase of 8.1% from the previous quarter and 9.5% from 3Q11.

Operating Expense and Margin

The Company’s operating margin for the quarter was 13.4%, in line with previous quarter and down from 21.4% in 3Q11. The year-over-year decrease in operating margin was primarily due to a lower gross margin and higher operating expenses as a percentage of revenue. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 16.6% in 3Q12, compared to 18.5% in 2Q12 and 23.7% in 3Q11.

Total operating expenses in 3Q12, including research and development (R&D) expenses and selling, general and administrative (SG&A) expenses, were US$44.9 million, an increase from US$40.8 million in 2Q12 and from US$37.6 million in 3Q11.

R&D expenses increased 9.3% sequentially and 26.4% year-over-year to US$36.5 million in 3Q12. The sequential increase in R&D expenses was primarily due to lower recognized R&D subsidies and higher intangible amortization expenses, partially offset by a decrease in new product development engineering expenses. The year-over-year increase in R&D expenses was primarily due to an increase in new product development engineering expenses, employee compensation expenses including share-based compensation, and depreciation and amortization expenses, partially offset by non-recurring bonuses recorded in 3Q11.

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Exhibit 99.2

SG&A expenses increased 14.4% sequentially and decreased 3.4% year-over-year to US$8.5 million in 3Q12. The sequential increase in SG&A expenses was primarily due to non-recurring legal expenses. The year-over-year decrease in SG&A expenses was primarily due to a non-recurring consulting fee recorded in 3Q11, partially offset by non-recurring legal expenses and increases in employee compensation expenses including share-based compensation.

Non-Operating Income

In 3Q12, the Company recorded interest income of US$1.5 million, down from US$1.7 million in the previous quarter and US$1.6 million in 3Q11. Interest expense in 3Q12 was US$1.1 million, up from US$0.8 million in the previous quarter and down from US$1.2 million in 3Q11. The sequential increase was due to the borrowing of bank loans in 3Q12. Other income (net) in 3Q12 was a loss of US$0.2 million, compared to a loss of US$0.7 million in 2Q12 and a gain of US$5.2 million in 3Q11. Other income (net) mainly represented net foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$23.2 million in 3Q12, compared to US$21.0 million in 2Q12 and US$39.3 million in 3Q11. The sequential increase in net income was primarily due to the increase in gross profit. Net margin was 12.4%, up from 12.1% in 2Q12 and down from 21.3% in 3Q11. Basic and diluted income per ADS were US$0.50 and US$0.44, respectively, in 3Q12, compared to US$0.45 and US$0.41, respectively, in 2Q12, and US$0.84 and US$0.75, respectively, in 3Q11.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 3Q12 was US$29.3 million, down from a non-GAAP net income of US$29.6 million in 2Q12 and down from US$43.5 million in 3Q11. Diluted non-GAAP net income per ADS in 3Q12 was US$0.56, compared with US$0.58 per ADS in the prior quarter and US$0.83 per diluted ADS in 3Q11.

Balance Sheet and Cash Flow

As of September 30, 2012, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$190.0 million, compared to US$161.8 million as of June 30, 2012. The total balance of short-term and long-term restricted cash pledged to banks for short-term and long-term loans was US$81.2 million, compared with $77.2 million as of June 30, 2012. In 3Q12, the Company generated US$45.7 million in cash from operating activities and used US$5.4 million in cash on property and equipment, US$6.1 million on intangible assets, US$10.5 million on equity investments and US$4.7 million to pay a quarterly dividend. We repaid short-term bank loans of US$36.7 million that were due in 3Q12 and borrowed new long-term loans of US$50.0 million in the quarter.

Accounts receivable increased by US$11.4 million from US$7.9 million as of June 30, 2012 to US$19.3 million as of September 30, 2012. Average accounts receivable days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, increased sequentially from 4 days to 7 days. Inventory as of September 30, 2012 was US$124.5 million, an increase of US$26.2 million from June 30, 2012. Inventory days, calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, increased from 67 days in 2Q12 to 86 days in 3Q12. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, decreased from US$18.9 million as of June 30, 2012 to US$16.2 million as of September 30, 2012. The decrease is due to the gradual phase-out of the customer acceptance program as the high quality of the Company’s products over the last couple of years has helped firmly establish customer confidence. Total assets as of September 30, 2012 were US$676.4 million, up US$90.4 million from US$586.0 million as of June 30, 2012. The increase in total assets was primarily attributable to increases of US$28.1 million in cash, US$26.2 million in inventory, US$11.3 million in accounts receivable, US$11.2 million in equity investment and US$9.1 million in property and equipment.

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Exhibit 99.2

Current liabilities increased from US$221.9 million as of June 30, 2012 to US$238.0 million as of September 30, 2012, primarily due to an increase of US$41.5 million in accounts payable and US$15.7 million in advances from customers, partially offset by a US$36.7 million decrease in short-term loan and a US$3.9 million decrease in accrued expense. Long-term liabilities as of September 30, 2012 were US$82.5 million, compared to US$32.3 million as of June 30, 2012, primarily due to an increase of US$50.0 million in long-term loan.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the fourth quarter of 2012 to be in the range of US$189 million – US$196 million with a flat gross margin relative to the third quarter.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) on Thursday, November 8, 2012, which is 9:00 am (Hong Kong) on Friday, November 9, 2012 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International	+1 718 354 1231
▶ Hong Kong	+852 2475 0994
▶ Singapore	+65 672 39381
▶ United Kingdom	+44 20 3059 8139
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until November 16, 2012 at (US Toll / International) +1 718 354 1232, passcode: 49032301.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

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Exhibit 99.2

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

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Exhibit 99.2

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	September 30	June 30	September 30	3Q12 change from
	2011	2012	2012	2Q12	3Q11

Revenue from third parties	184,783	171,072	185,505	8.4%	0.4%
Revenue from a related party	-	2,058	2,367	15.0%	-
Total revenue	184,783	173,130	187,872	8.5%	1.7%
Cost of revenue	107,625	108,934	117,810	8.1%	9.5%

Gross profit	77,158	64,196	70,062	9.1%	-9.2%

Operating expenses
Research & development	28,852	33,344	36,461	9.3%	26.4%
Selling, general and administrative	8,776	7,408	8,475	14.4%	-3.4%
Total operating expenses	37,628	40,752	44,936	10.3%	19.4%

Operating income	39,530	23,444	25,126	7.2%	-36.4%

Non-operating income (expense)
Interest income	1,597	1,650	1,530	-7.3%	-4.2%
Interest expense	(1,239)	(849)	(1,058)	24.6%	-14.6%
Other income(expense), net	5,195	(742)	(196)	-73.6%	-103.8%
Total non-operating income	5,553	59	276	367.8%	-95.0%
Income before income tax and equity in loss of affiliates	45,083	23,503	25,402	8.1%	-43.7%

Income tax expense	(5,172)	(2,706)	(2,288)	-15.4%	-55.8%
Equity in loss of affiliates, net of taxes	(639)	(55)	(119)	116.4%	-81.4%

Net income	39,272	20,742	22,995	10.9%	-41.4%

Net loss attributable to non-controlling interest	-	209	241	15.3%	-
Net income attributable to Spreadtrum Communications, Inc.	39,272	20,951	23,236	10.9%	-40.8%
Income per ADS, basic	0.84	0.45	0.50
Income per ADS, diluted	0.75	0.41	0.44

Margin analysis:
Gross margin	41.8%	37.1%	37.3%
Operating margin	21.4%	13.5%	13.4%
Net margin	21.3%	12.1%	12.4%

Weighted average ADS equivalent: [1]
Basic	47,007,964	46,253,967	46,876,567
Diluted	52,643,649	51,625,730	52,412,164
ADS equivalent outstanding at end of period	46,677,518	46,457,352	47,280,006

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.2

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Nine Months ended
	September 30,	September 30,
	2011	2012	Change

Revenue from third parties	482,031	517,691	7.4%
Revenue from a related party	-	4,425	-
Total revenue	482,031	522,116	8.3%
Cost of revenue	279,771	326,564	16.7%

Gross profit	202,260	195,552	-3.3%

Operating expenses
Research &development	79,555	98,227	23.5%
Selling, general and administrative	20,559	22,843	11.1%
Total operating expenses	100,114	121,070	20.9%

Operating income	102,146	74,482	-27.1%

Non-operating income(expense)
Interest income	4,250	5,410	27.3%
Interest expense	(2,678)	(3,311)	23.6%
Other income(expense), net	9,505	(302)	-103.2%
Total non-operating income	11,077	1,797	-83.8%
Income before income tax and equity in loss of affiliates	113,223	76,279	-32.6%
Income tax expense	(12,794)	(8,361)	-34.6%
Equity in loss of affiliates, net of taxes	(1,129)	(229)	-79.7%

Net income	99,300	67,689	-31.8%

Net loss attributable to non-controlling interest	-	755	-
Net income attributable to Spreadtrum Communications, Inc.	99,300	68,444	-31.1%
Income per ADS, basic	2.07	1.48	-28.7%
Income per ADS, diluted	1.83	1.32	-27.7%

Margin analysis:
Gross margin	42.0%	37.5%
Operating margin	21.2%	14.3%
Net margin	20.6%	13.1%

Weighted average ADS equivalent: [1]
Basic	48,049,601	46,360,713
Diluted	54,155,019	51,742,605

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.2

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	September 30,	June 30,	September 30,
	2011	2012	2012
ASSETS
Current assets
Cash and cash equivalents	183,250	129,385	157,441
Restricted cash	70,852	67,236	17,849
Short-term deposit	70,594	32,430	32,583
Accounts receivable, net	14,611	7,926	19,261
Inventories	100,185	98,292	124,466
Deferred cost	93,454	18,862	16,202
Deferred tax assets	1,740	3,154	3,147
Prepaid expenses and other current assets	18,264	18,650	16,989
Total current assets	552,950	375,935	387,938

Property and equipment, net	39,545	41,280	50,373
Acquired intangible assets, net	59,405	69,736	74,451
Equity investment	10,065	39,322	50,538
Deferred tax assets	811	818	818
Goodwill	36,208	38,908	38,908
Long-term restricted cash	-	10,000	63,343
Indemnification assets	5,567	5,567	5,567
Other long-term assets	580	4,471	4,461
Total assets	705,131	586,037	676,397

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	111,222	50,798	14,113
Accounts payable	87,687	92,026	133,568
Advances from customers	135,836	12,694	28,383
Income tax payable	18,362	13,933	13,356
Accrued expenses and other current liabilities	60,887	52,409	48,536
Total current liabilities	413,994	221,860	237,956
Long-term loan	-	20,000	69,949
Other long-term obligations	5,323	5,113	5,349
Long-term tax liabilities	5,567	5,567	5,567
Deferred tax liabilities	1,612	1,612	1,612
Total long term liabilities	12,502	32,292	82,477
Total liabilities	426,496	254,152	320,433

Non-controlling shareholder interest	2,692	2,450	1,617
Shareholders' equity	275,943	329,435	354,347
Total liabilities and shareholders' equity	705,131	586,037	676,397

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Exhibit 99.2

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	September 30,	June 30,	September 30,
	2011	2012	2012

Cost of revenue	107,625	108,934	117,810
Adjustment for share-based compensation	(149)	(163)	(135)
Cost of revenue (non-GAAP)	107,476	108,771	117,675
Operating income	39,530	23,444	25,126
Adjustment for share-based compensation within: Cost of revenue	149	163	135
Research and development	2,857	6,785	4,404
Selling, general, and administrative	1,255	1,720	1,541
Operating income (non-GAAP)	43,791	32,112	31,206
Net income	39,272	20,951	23,236
Adjustment for share-based compensation within: Cost of revenue	149	163	135
Research and development	2,857	6,785	4,404
Selling, general, and administrative	1,255	1,720	1,541
Net income (non-GAAP)*	43,533	29,619	29,316
Net income per ADS, diluted	0.75	0.41	0.44
Adjustment for share-based compensation	0.08	0.17	0.12
Net income per ADS, diluted (non-GAAP)*	0.83	0.58	0.56
Gross margin	41.8%	37.1%	37.3%
Adjustment for share-based compensation	0.1%	0.1%	0.1%
Gross margin (non-GAAP)	41.9%	37.2%	37.4%
Operating margin	21.4%	13.5%	13.4%
Adjustment for share-based compensation	2.3%	5.0%	3.2%
Operating margin (non-GAAP)*	23.7%	18.5%	16.6%
Net margin	21.3%	12.1%	12.4%
Adjustment for share-based compensation	2.3%	5.0%	3.2%
Net margin (non-GAAP)*	23.6%	17.1%	15.6%
Operating expenses	37,628	40,752	44,936
Adjustment for share-based compensation:
Research and development	(2,857)	(6,785)	(4,404)
Selling, general and administrative	(1,255)	(1,720)	(1,541)
Operating expenses (non-GAAP)	33,516	32,247	38,991

* There is no tax effect resulting from these adjustment items.

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Exhibit 99.2

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s smartphone products fueling the growth of a new ultra-low cost retail segment in China and in overseas markets, the Company’s expectations with respect to shipments of smartphone products continuing to grow in the fourth quarter, a larger addressable market for the Company’s products , the Company's expectations with respect to revenue in 4Q12 being in the range of US$189 million - US$196 million with a flat gross margin relative to the third quarter, the Company’s product portfolio expansion being helping drive further growth in 2013, the Company’s expectations with respect to continuing improvement in product mix as smartphones scale in large volume in 2013, the Company’s anticipation on continuing increases in R&D spendings, and the Company’s expectations with respect to its operating margin remaining stable in the short term. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; the demand for the Company’s smartphone products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

10

Exhibit 99.2

For further information, please contact:

Investor Relations

Tel: +1-650-308-8148

Email: ir@spreadtrum.com

Web: http://www.spreadtrum.com

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